Exhibit 4.1

DESCRIPTION OF THE REGISTRANT’S SECURITIES REGISTERED PURSUANT TO SECTION 12 OF THE
SECURITIES EXCHANGE ACT OF 1934
The following description of the securities of XPEL, Inc. (the “Company”) is a summary and does not purport to be complete. It is subject to and qualified in its entirety by reference to our articles of incorporation, as amended (“articles of incorporation”), our amended and restated bylaws (“”Amended and Restated Bylaws”), our Annual Report on Form 10-K and the applicable provisions of Chapter 78 of the Nevada Revised Statutes(“the Nevada GCL”).
Description of Capital Stock
Common Stock
Holders of Common Stock are entitled to receive notice of and to attend all meetings of stockholders of the Company. Holders of Common Stock are entitled to cast one vote for each share held of record on all matters submitted to a vote of stockholders and are not entitled to cumulate votes for the election of directors. Holders of our Common Stock do not have preemptive rights to subscribe for additional shares of Common Stock issued by us.
Holders of our Common Stock are entitled to receive dividends as may be declared by the board of directors out of funds legally available for that purpose.
In the event of liquidation, holders of Common Stock are entitled to share pro rata in any distribution of our assets remaining after payment of liabilities, subject to the preferences and rights of the holders of any outstanding shares of preferred stock. All of the outstanding shares of our Common Stock are fully paid and non-assessable.
Preferred Stock
Our articles of incorporation authorize the issuance of up to 10,000,000 shares of preferred stock, par value $0.001 per share, in one or more series with such voting powers, designations, preferences and rights or qualifications as adopted by the Board of Directors. Upon issuance, the shares of preferred stock will be fully paid and non-assessable, which means that its holders will have paid their purchase price in full and we may not require them to pay additional funds. Holders of preferred stock will not have any preemptive rights.
Anti-takeover Effects of Certain Provisions of Bylaws
On May 15, 2018, the Board adopted Amended and Restated Bylaws of the Company (the “Amended and Restated Bylaws”), which were approved by the stockholders of the Company on June 29, 2018. Certain provisions in our Amended and Restated Bylaws summarized below may be deemed to have an anti-takeover effect and may delay, deter or prevent a tender offer or takeover attempt that a stockholder might consider to be in its best interests, including attempts that might result in a premium being paid over the market value for the Common Stock. Such provisions include:

•	Authorizing our Board to adopt, amend or repeal our Amended and Restated By-Laws without stockholder approval;

•	Requiring advance notice of any stockholder nomination for the election of directors or any stockholder proposal;

•	Requiring any stockholder action to be taken only at a duly called annual or special meeting of the stockholders, and not by written consent;

•	Authorizing only our Board, and not stockholders, to fix the number of directors; and

•	Authorizing only our Board to fill director vacancies and newly created directorships.
Exclusive Forum
Our Amended and Restated Bylaws provide that, with certain limited exceptions, unless we consent in writing to the selection of an alternative forum, the state and federal courts located in Bexar County, Texas will be the sole and exclusive forum for any (i) derivative action or proceeding brought on our behalf, (ii) action asserting a claim of, or a claim based on, breach of a fiduciary duty owed by any current or former director, officer, employee or stockholder to us or our stockholders, (iii) action asserting a claim against us or any current or former director, officer, employee or stockholder arising pursuant to any provision of Chapters 78 and 92 of the Nevada Revised Statutes or our Amended and Restated Bylaws or (iv) action assert a claim against us or any current or former director, officer, employee or stockholder (including any beneficial owner of stock) governed by the internal affairs doctrine. The enforceability of similar forum provisions in other companies’ certificates of incorporation has been challenged in legal proceedings, and it is possible that a court could find these types of provisions to be inapplicable or unenforceable. The choice of forum provision does not apply to any actions arising under the Securities Act or the Exchange Act.
Anti-Takeover Statutes
Chapter 78 of the Nevada Revised Statutes, which we refer to as the Nevada GCL, contains two provisions, described below as “Combination Provisions” and the “Control Share Act,” that may make the unsolicited or hostile attempts to acquire control of a corporation through certain types of transactions more difficult.
Restrictions on Certain Combinations between Nevada Resident Corporations and Interested Stockholders
The Nevada GCL includes certain provisions (the “Combination Provisions”) prohibiting certain “combinations” (generally defined to include certain mergers, disposition of assets transactions, and share issuance or transfer transactions) between a resident domestic corporation and an “interested stockholder” (generally defined to be the beneficial owner of 10% or more of the voting power of the outstanding shares of the corporation), except those combinations which are approved by the board of directors before the interested stockholder first obtained a 10% interest in the corporation’s stock. There are additional exceptions to the prohibition, which apply to combinations if they occur more than three years after the interested stockholder’s date of acquiring shares. The Combination Provisions apply unless the corporation elects against their application in its original articles of incorporation or an amendment thereto or timely elected against their application in its bylaws no later than October 31, 1991. Our articles of incorporation and bylaws do not currently contain a provision rendering the Combination Provisions inapplicable.
Nevada Control Share Act

Nevada Revised Statutes 78.378 through 78.3793, inclusive, which we refer to as the Control Share Act, imposes procedural hurdles on and curtails greenmail practices of corporate raiders. The Control Share Act temporarily disenfranchises the voting power of “control shares” of a person or group (“Acquiring Person”) purchasing a “controlling interest” in an “issuing corporation” (as defined in the Nevada GCL) not opting out of the Control Share Act. In this regard, the Control Share Act will apply to an “issuing corporation” unless, before an acquisition is made, the articles of incorporation or bylaws in effect on the tenth day following the acquisition of a controlling interest provide that it is inapplicable. Our articles of incorporation and bylaws do not currently contain a provision rendering the Control Share Act inapplicable.
Under the Control Share Act, an “issuing corporation” is a corporation organized in Nevada which has 200 or more stockholders, at least 100 of whom are stockholders of record and residents of Nevada, and which does business in Nevada directly or through an affiliated company. Our status at the time of the occurrence of a transaction governed by the Control Share Act (assuming that our articles of incorporation or bylaws have not theretofore been amended to include an opting out provision) would determine whether the Control Share Act is applicable.
The Control Share Act requires an Acquiring Person to take certain procedural steps before such Acquiring Person can obtain the full voting power of the control shares. “Control shares” are the shares of a corporation (1) acquired or offered to be acquired which will enable the Acquiring Person to own a “controlling interest,” and (2) acquired within 90 days immediately preceding that date. A “controlling interest” is defined as the ownership of shares which would enable the Acquiring Person to exercise certain graduated amounts (beginning with one-fifth) of all voting power of the corporation. The Acquiring Person may not vote any control shares without first obtaining approval from the stockholders not characterized as “interested stockholders” (as defined below).
To obtain voting rights in control shares, the Acquiring Person must file a statement at the registered office of the issuer (“Offeror’s Statement”) setting forth certain information about the acquisition or intended acquisition of stock. The Offeror’s Statement may also request a special meeting of stockholders to determine the voting rights to be accorded to the Acquiring Person. A special stockholders’ meeting must then be held at the Acquiring Person’s expense within 30 to 50 days after the Offeror’s Statement is filed. If a special meeting is not requested by the Acquiring Person, the matter will be addressed at the next regular or special meeting of stockholders.
At the special or annual meeting at which the issue of voting rights of control shares will be addressed, “interested stockholders” may not vote on the question of granting voting rights to control the corporation or its parent unless the articles of incorporation of the issuing corporation provide otherwise. Our articles of incorporation do not currently contain a provision allowing for such voting power.
If full voting power is granted to the Acquiring Person by the disinterested stockholders, and the Acquiring Person has acquired control shares with a majority or more of the voting power, then (unless otherwise provided in the articles of incorporation or bylaws in effect on the tenth day following the acquisition of a controlling interest) all stockholders of record, other than the Acquiring Person, who have not voted in favor of authorizing voting rights for the control shares, must be sent a “dissenter’s notice” advising them of the fact and of their right to receive “fair value” for their shares. Our articles of incorporation and bylaws do not provide otherwise. By the date set in the dissenter’s notice, which may not be less than 30 or more than 60 days after the dissenter’s notice is delivered, any such stockholder may demand to receive from the corporation the “fair value” for all or part of his shares. “Fair value” is defined in the Control Share Act as “not less than the highest price per share paid by the Acquiring Person in an acquisition.”
The Control Share Act permits a corporation to redeem the control shares in the following two instances, if so provided in the articles of incorporation or bylaws of the corporation in effect on the tenth day following the acquisition of a controlling interest: (1) the Acquiring Person fails to deliver the Offeror’s Statement to the corporation within 10 days after the Acquiring Person’s acquisition of the control shares; or (2) an Offeror’s Statement is delivered, but the control shares are not accorded full voting rights by the stockholders. Our articles of incorporation and bylaws do not address this matter.
Listing
Our common stock is listed on the Nasdaq Stock market under the trading symbol “XPEL.”
Transfer Agents and Registrar
Our transfer agent for our Common Stock is Continental Stock Transfer and Trust Company.